BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07021674

FILE NO. 082-03311

February 23, 2007

SUPPL

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Notice of Issuance of Shiseido Company, Limited 4th Unsecured Bonds (dated February 22, 2007) (English translation)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

3/12

(Translation)

February 22, 2007

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Masato Hashikawa General Manager of Investor Relations Department (Tel: 03 - 3572 - 5111)

Notice of Issuance of Shiseido Company, Limited 4th Unsecured Bonds

Notice is hereby given that Shiseido Company, Limited has determined to issue the 4th Unsecured Bonds (ranking pari passu solely with other bonds), as described below:

Description

1. Name of issue:	Shiseido Company, Limited 4th Unsecured Bonds (ranking pari passu solely with other bonds)
2. Total issue amount:	¥20 billion
3. Amount of each Bond:	¥1 million
4. Interest rate:	1.12% per annum
5. Payment amount:	¥100 per ¥100 in face value of each Bond
6. Redemption amount:	¥100 per ¥100 in face value of each Bond
7. Maturity:	3 years
8. Redemption date:	March 12, 2010

9. Interest payment date:	March 12 and September 12 of each year
10. Application period:	From February 23, 2007 to March 12, 2007
11. Payment date:	March 13, 2007
12. Offering method:	Public offering
13. Collateral:	No mortgage or guarantee is created for the Bonds or no specific asset is reserved for the Bonds.
14. Financial covenants:	A clause of negative pledge (making the Bonds rank pari passu solely with other bonds) and a clause to convert the Bonds to secured bonds are added.
15. Ratings:	A1 (Moody's Investers Service Inc.) A (Standard & Poor's Ratings Services)
16. Application of the Law Concerning Transfers of Bonds, Etc.:	All of the Bonds shall be governed by the "Law Concerning Transfers of Bonds, Etc." of Japan.
17. Underwriters:	Syndicate of underwriters with Daiwa Securities SMBC Co. Ltd. acting as Lead Manager
18. Commissioned Company for Bondholders:	Mizuho Bank, Ltd.
19. Issuing and paying agent:	Mizuho Bank, Ltd.
20. Use of proceeds:	To be appropriated for funds for working capital, loan and investment and bond redemption

(For reference)

1. The Bonds will be offered to individual investors.

2. Benefits:

A total of 3,000 persons among those who purchase the 4th Unsecured Bonds during the application period and also apply for drawing will win the following prizes:

Prize A:	Tour to visit Shiseido Kakegawa Factory, and Shiseido Corporate Museum and Shiseido Art House (a party of two persons)	40 parties

Prize B:	Common coupon of RESTAURANT L'OSIER, SHISEIDO PARLOUR, FARO SHISEIDO, THE GINZA and SHISEIDO BEAUTY SALOON (¥30,000)	100 persons
Prize C:	An assortment of products of SHISEIDO PARLOUR (¥30,000)	100 persons
TSUBAKI prize:	TSUBAKI gift set (shampoo and conditioner in a 550ml pump bottle each, and a specialty towel)	2,760 persons

- END -

END